UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 5, 2004
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐ Form 40-F ☒

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐ No ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1

The following documents are being submitted herewith:

•	Press Release dated May 5, 2004.

•	Interim Report to Shareholders for the three months ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: May 5, 2004	By:	/s/ “Blaine G. Melnyk” Blaine G. Melnyk Corporate Secretary & Associate General Counsel

2

NEWS RELEASE

Enbridge reports first quarter earnings of $112.4 million

CALGARY, Alberta, May 5, 2004 - Enbridge Inc. today announced earnings applicable to common shareholders of $112.4 million for the quarter ended March 31, 2004, or $0.67 per share, compared with $103.8 million, or $0.63 per share, in 2003. Contributing to the increase are positive contributions from the Enbridge crude oil pipeline system, Enbridge Gas Distribution and the Aux Sable liquids extraction plant.

“Enbridge posted another quarter of solid earnings, extending our track record of consistent low risk earnings and cash flow growth,” said Patrick D. Daniel, President & Chief Executive Officer. Mr. Daniel added, “Moreover, we are encouraged by the significant number of new opportunities available to Enbridge in both oil and gas pipelining, and are actively working to translate these opportunities into increased value for both our customers and shareholders. We will also continue to prudently assess asset acquisitions, but remain patient and very disciplined.” Mr. Daniel concluded, “Given the first quarter results and our outlook, we continue to expect earnings excluding unusual items for full year 2004 to be in the range of $3.00 to $3.10 per common share.”

On May 5, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2004 to shareholders of record on May 17, 2004.

Consolidated Earnings

(millions of Canadian dollars)	First Quarter
	2004	2003
Liquids Pipelines	52.6	46.4
Gas Pipelines	13.0	17.1
Sponsored Investments	15.4	7.8
Gas Distribution and Services	39.5	31.8
International	16.2	15.6
Corporate	(24.3)	(14.9)

	112.4	103.8

Significant non-operating factors and variances affecting consolidated earnings are as follows:

(millions of Canadian dollars)	First Quarter
	2004	2003
Sponsored Investments
dilution gain on EEP unit issuance	0.9	—

	0.9	—
Gas Distribution and Services
colder than normal weather	2.1	14.3
regulatory disallowances	(4.6)	(7.1)
dilution gain in Noverco on Gaz Metro unit issuance	1.1	—
revalue of future income taxes due to tax rate changes	(45.4)	—

	(46.8)	7.2
Total variances increasing (decreasing) earnings	(45.9)	7.2

Significant operating factors affecting earnings in the first quarter of 2004 include the following:

•	Enbridge crude oil pipeline system earnings are higher as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

•	Enbridge Gas Distribution earnings are higher in the first quarter of 2004 as they include $35 million related to unbilled revenue and the effect of final 2004 rates, whereas in 2003, final rates were not approved until the third quarter.

•	The Aux Sable liquids extraction plant performed well in the quarter as fractionation margins were positive.

•	The positive operating factors identified above are partially offset by higher corporate expenses.

Liquids Pipelines

(millions of Canadian dollars)	First Quarter
	2004	2003
Enbridge System	41.2	29.6
Athabasca System	10.7	11.7
NW System	1.9	2.1
Saskatchewan System	—	1.7
Feeder Pipelines and Other	(1.2)	1.3

	52.6	46.4

•	Enbridge System earnings are higher as they include incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

•	The Athabasca System includes the earnings contribution from the recently completed Hardisty storage caverns more than offset by higher tax expense due to the utilization of loss carryforwards in the prior year.

•	The Saskatchewan System is included in the results of Enbridge Income Fund (EIF), a component of the Sponsored Investments segment, effective June 30, 2003.

•	The earnings variance in Feeder Pipelines and Other is the result of higher costs than provided for in 2003, associated with the final settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline, as well as higher Liquids Pipelines business development costs.

Gas Pipelines

(millions of Canadian dollars)	First Quarter
	2004	2003
Alliance Pipeline (US)	9.0	7.9
Alliance Pipeline (Canada)	—	7.2
Vector Pipeline	4.0	2.0

	13.0	17.1

•	Alliance Pipeline (US) earnings reflect the additional ownership interests of 1.1% in March 2003, 10.7% in April 2003, and 1.1% in October 2003, partially offset by the impact of the stronger Canadian dollar in 2004.

•	Alliance Pipeline (Canada) is included in the results of EIF, a component of the Sponsored Investments segment, effective June 30, 2003.

•	Vector Pipeline earnings reflect increased transportation volumes as new interconnect facilities and customer storage developments have increased demand for service on the pipeline. This is further enhanced by an additional ownership interest of 15.0% acquired in the fourth quarter of 2003.

Sponsored Investments

(millions of Canadian dollars)	First Quarter
	2004	2003
Enbridge Energy Partners (EEP)	7.0	7.8
Enbridge Income Fund (EIF)	7.5	—
Dilution Gain	0.9	—

	15.4	7.8

•	Enbridge’s ownership interest in EEP is lower in 2004 due to the unit issuances completed by EEP in 2003, which lowered its earnings contribution. The stronger Canadian dollar and the translation of EEP’s earnings also contributed to the decrease. EEP’s results include incremental earnings from their acquisition of the North Texas assets for US$250 million, which closed on December 31, 2003 and the Mid-Continent assets for US$117 million, which closed on March 1, 2004. The incremental earnings from these acquisitions are partially offset by a lower contribution from EEP’s marketing business.

•	EIF commenced operations June 30, 2003.

•	In connection with EEP’s December 2003 unit offering, the underwriters exercised their over-allotment option to purchase additional units in January 2004 resulting in a dilution gain.

Gas Distribution and Services

(millions of Canadian dollars)	First Quarter
	2004	2003
Enbridge Gas Distribution	11.5	10.7
CustomerWorks/ECS	4.9	5.1
Noverco	13.6	10.2
Other Gas Distribution	2.0	2.2
Enbridge Gas New Brunswick	1.1	1.2
Gas Services	(0.4)	(0.3)
Aux Sable	1.3	(1.8)
Other	5.5	4.5

	39.5	31.8

•	Various factors, including the weather, affect EGD’s distribution volumes and earnings in 2004. While weather was colder than normal in 2004 and increased earnings by $7.3 million, it was not as cold as the prior year where weather increased earnings by $14.3 million.

•	The Ontario tax rate increase and the related revalue of future income taxes result in a charge to earnings of $47.6 million for EGD in 2004. EGD’s earnings also include a $4.6 million outsourcing disallowance in 2004, whereas the prior year included a $7.1 million gas costs disallowance related to a long-term transportation contract.

•	Commencing in 2004, EGD refined its process for estimating unbilled revenue resulting in a $35 million increase in earnings in the quarter and had EGD experienced normal weather during the unbilled period, it would have resulted in additional earnings of $5.2 million. The impact is a timing difference of reported earnings among quarters. If EGD had employed the new estimation procedures for the prior year first quarter, first quarter 2003 earnings would have increased by $33.0 million and had weather been normal, earnings would have included an additional $0.6 million.

•	EGD’s earnings were also positively impacted as a result of 2004 reflecting final rates, whereas in 2003, final rates were not approved until the third quarter.

•	The 2004 operating results for Noverco include a $1.1 million dilution gain, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction also increased earnings by $1.6 million.

•	Aux Sable’s operating results improved in the first quarter of 2004 as a result of positive fractionation margins and the benefits of a comprehensive risk management strategy. Enbridge’s ownership interest in Aux Sable was also higher in 2004 as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower.

International

(millions of Canadian dollars)	First Quarter
	2004	2003
OCENSA/CITCol	7.8	8.4
CLH	9.8	8.4
Other	(1.4)	(1.2)

	16.2	15.6

•	Operating results from CLH reflect increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the translation impact of the stronger Euro.

Corporate

(millions of Canadian dollars)	First Quarter
	2004	2003
Corporate	(24.3)	(14.9)

•	Corporate costs in 2004 include an expense for stock-based compensation and the prior year included interest income on a loan to EEP.

Enbridge will hold a conference call at 1:45 p.m. Mountain time (3:45 p.m. Eastern time) today to discuss the first quarter results. The call can be accessed at 1-800-387-6216 and will be audio webcast live at www.enbridge.com/investor. A replay will be available shortly thereafter at 1-800-408-3053 using the access code 3009136#.

The interim financial statements and MD&A are available on our website.

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. The Company employs approximately 4,000 people, primarily in Canada, the United States and South America. Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

When used in this news release, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Colin Gruending
(403) 231-3931	(403) 231-5919
E-mail: jim.rennie@enbridge.com	E-mail: colin.gruending@enbridge.com

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended
(unaudited; millions of Canadian dollars,	March 31,
except per share amounts)	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	52.6	46.4
Gas Pipelines	13.0	17.1
Sponsored Investments	15.4	7.8
Gas Distribution and Services	39.5	31.8
International	16.2	15.6
Corporate	(24.3)	(14.9)

	112.4	103.8

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	246.7	210.7
Changes in operating assets and liabilities	(47.6)	(179.1)

	199.1	31.6

Common Share Dividends	78.7	70.7

Earnings Per Common Share	0.67	0.63

Dividends per Common Share	0.4575	0.4150

Weighted Average Common Shares Outstanding (millions)	166.8	164.6

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)[3]	2,102	2,160
Barrel miles (billions)	185	174
Average haul (miles)	967	893
Gas Distribution and Services[4]
Volumes (billion cubic feet)	130	117
Number of active customers (thousands)	1,706	1,652
Degree day deficiency[5]
Actual	1,023	1,076
Forecast based on normal weather	937	920

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three months ended December 31, 2003 and 2002.

2.	Liquids Pipelines operating highlights include the statistics of the 12.2% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	The 2003 deliveries include volumes of 197.7 on the Saskatchewan System, these volumes are not included in 2004 as the Saskatchewan System was sold to Enbridge Income Fund on June 30, 2003.

4.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

5.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
(unaudited; millions of Canadian dollars;	March 31,
except per share amounts)	2004	2003
Revenues
Gas sales	969.8	686.6
Transportation	409.0	311.6
Energy services	74.4	47.6

	1,453.2	1,045.8

Expenses
Gas costs	854.9	607.1
Operating and administrative	202.3	183.5
Depreciation	110.5	98.0

	1,167.7	888.6

Operating Income	285.5	157.2
Investment and Other Income	76.2	59.6
Interest Expense	(113.7)	(101.1)

	248.0	115.7
Income Taxes	(126.9)	(3.2)

Earnings	121.1	112.5
Preferred Security Distributions	(7.0)	(7.0)
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	112.4	103.8

Earnings Per Common Share	0.67	0.63

Diluted Earnings Per Common Share	0.67	0.63

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	112.4	103.8
Common Share Dividends	(78.7)	(70.7)

Retained Earnings at End of Period	1,545.1	1,161.2

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2004	2003
Cash Provided By Operating Activities
Earnings	121.1	112.5
Charges/(credits) not affecting cash
Depreciation	110.5	98.0
Equity earnings in excess of cash distributions	(31.7)	(7.1)
Gain on reduction of ownership interest	(2.5)	—
Future income taxes	49.0	8.0
Other	0.3	(0.7)
Changes in operating assets and liabilities	(47.6)	(179.1)

	199.1	31.6

Investing Activities
Acquisitions	(3.7)	—
Long-term investments	(16.2)	(23.9)
Additions to property, plant and equipment	(71.3)	(85.4)
Changes in construction payable	(5.2)	(2.6)
Other	—	0.5

	(96.4)	(111.4)

Financing Activities
Net change in short-term borrowings and short-term debt	(165.5)	132.0
Long-term debt issues	300.0	150.0
Long-term debt repayments	(150.0)	(125.0)
Non-recourse long-term debt repaid by joint ventures	(14.2)	—
Non-controlling interests	(0.6)	(0.2)
Common shares issued	19.5	4.1
Preferred security distributions	(7.0)	(7.0)
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(78.7)	(70.7)

	(98.2)	81.5

Increase in Cash	4.5	1.7
Cash at Beginning of Period	104.1	40.7

Cash at End of Period	108.6	42.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(millions of Canadian dollars)	2004	2003
	(unaudited)
Assets
Current Assets
Cash	108.6	104.1
Accounts receivable and other	1,449.5	1,138.8
Gas in storage	653.0	809.8

	2,211.1	2,052.7
Property, Plant and Equipment, net	8,522.0	8,530.9
Long-Term Investments	2,446.4	2,390.9
Receivable from Affiliate	176.3	169.8
Deferred Amounts	514.6	486.5
Future Income Taxes	126.1	192.5

	13,996.5	13,823.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	502.1	649.6
Accounts payable and other	1,084.6	894.1
Interest payable	76.5	97.0
Current maturities and short-term debt	816.4	674.9
Current portion of non-recourse long-term debt	28.0	34.2

	2,507.6	2,349.8
Long-Term Debt	5,200.3	5,243.1
Non-Recourse Long-Term Debt	755.4	752.4
Future Income Taxes	814.1	829.0
Non-Controlling Interests	532.1	523.0

	9,809.5	9,697.3

Shareholders’ Equity
Share capital
Preferred securities	532.1	532.4
Preferred shares	125.0	125.0
Common shares	2,256.8	2,238.0
Contributed surplus	2.6	1.9
Retained earnings	1,545.1	1,511.4
Foreign currency translation adjustment	(138.9)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,187.0	4,126.0

	13,996.5	13,823.3

See accompanying notes to the unaudited consolidated financial statements.

NOTE TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   SEGMENTED INFORMATION

Three months ended March 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	204.9	67.5	—	1,173.4	7.4	—	1,453.2
Gas costs	—	—	—	(854.9)	—	—	(854.9)
Operating and administrative	(68.1)	(12.8)	—	(107.9)	(9.0)	(4.5)	(202.3)
Depreciation	(35.9)	(16.8)	—	(56.7)	(0.4)	(0.7)	(110.5)

Operating income/(loss)	100.9	37.9	—	153.9	(2.0)	(5.2)	285.5
Investment and other income	1.0	0.2	25.6	21.8	19.3	8.3	76.2
Interest and preferred equity charges	(25.0)	(16.8)	—	(43.0)	—	(37.6)	(122.4)
Income taxes	(24.3)	(8.3)	(10.2)	(93.2)	(1.1)	10.2	(126.9)

Earnings/(loss) applicable to common shareholders	52.6	13.0	15.4	39.5	16.2	(24.3)	112.4

Three months ended March 31, 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	194.9	—	—	847.1	3.8	—	1,045.8
Gas costs	—	—	—	(607.1)	—	—	(607.1)
Operating and administrative	(70.4)	—	—	(101.3)	(4.2)	(7.6)	(183.5)
Depreciation	(37.6)	—	—	(59.0)	(0.6)	(0.8)	(98.0)

Operating income/(loss)	86.9	—	—	79.7	(1.0)	(8.4)	157.2
Investment and other income/(expense)	1.0	24.1	15.1	14.3	16.4	(11.3)	59.6
Interest and preferred equity charges	(25.7)	—	—	(41.7)	(0.4)	(42.0)	(109.8)
Income taxes	(15.8)	(7.0)	(7.3)	(20.5)	0.6	46.8	(3.2)

Earnings/(loss) applicable to common shareholders	46.4	17.1	7.8	31.8	15.6	(14.9)	103.8

Enbridge Inc.
Management’s Discussion & Analysis
For the Three Months Ended March 31, 2004
Dated May 5, 2004

This discussion should be read in conjunction with the unaudited consolidated financial statements of Enbridge Inc. as at and for the three months ended March 31, 2004.

Consolidated Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
Liquids Pipelines	52.6	46.4
Gas Pipelines	13.0	17.1
Sponsored Investments	15.4	7.8
Gas Distribution and Services	39.5	31.8
International	16.2	15.6
Corporate	(24.3)	(14.9)

	112.4	103.8

Earnings applicable to common shareholders are $112.4 million for the three months ended March 31, 2004, or $0.67 per share, compared with $103.8 million, or $0.63 per share, for the comparable three months of 2003. The increased earnings in the first quarter of 2004 are primarily attributable to higher earnings from the Enbridge crude oil pipeline system, reflecting incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003. Further enhancing this are higher earnings from Enbridge Gas Distribution as earnings for the first quarter of 2004 include $35 million related to unbilled revenue, and the effect of final 2004 rates, whereas in 2003, final rates were not approved until the third quarter. As well, the Aux Sable liquids extraction plant experienced positive fractionation margins in 2004. These positive operating factors are partially offset by higher corporate expenses.

Significant non-operating factors and variances affecting consolidated earnings are as follows:

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
Sponsored Investments
dilution gain on EEP unit issuance	0.9	—

	0.9	—
Gas Distribution and Services
colder than normal weather	2.1	14.3
regulatory disallowances	(4.6)	(7.1)
dilution gain in Noverco on Gaz Metro unit issuance	1.1	—
revalue of future income taxes due to tax rate changes	(45.4)	—

	(46.8)	7.2
Total variances increasing (decreasing) earnings	(45.9)	7.2

OUTLOOK

Spearhead Pipeline

In September 2003, Enbridge acquired a 90% interest in the Cushing-to-Chicago pipeline, with plans to reverse the flow of the line to move Western Canadian crude from Chicago, Illinois to Cushing, Oklahoma. The reversed line would be renamed the Spearhead Pipeline. The level of producer support required for the reversal has not been achieved. Enbridge continues to believe the Spearhead Pipeline is a valuable asset and will explore longer term opportunities for it. In the near term, Enbridge plans to focus on other market access initiatives that may provide greater value to shippers including Southern Access, Gateway and the Gulf Coast market.

RECENT DEVELOPMENTS

Class Action Lawsuit – late payment penalties

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD will be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed, between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amount payable.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore reduced rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. These estimates and resulting rates were approved by the Ontario Energy Board (OEB) each year. EGD intends to apply to the OEB in 2005 for recovery of any amounts that result from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act (the “TSSA”) and the Ontario Occupational Health and Safety Act (the “OHSA”) in connection with an explosion that occurred on Bloor Street West in Toronto on April 24, 2003. The maximum fine upon conviction on all counts would be approximately $5.0 million. The Company has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. None of the charges have been dealt with by the courts and thus it is not possible at this time to predict or comment upon the potential outcome. The Company does not expect the civil actions to result in any material negative financial impact.

FINANCIAL RESULTS

Liquids Pipelines
Earnings

	Three months ended
	March 31,
(millions of Canadian dollars)	2004	2003
Enbridge System	41.2	29.6
Athabasca System	10.7	11.7
NW System	1.9	2.1
Saskatchewan System	—	1.7
Feeder Pipelines and Other	(1.2)	1.3

	52.6	46.4

Earnings are $52.6 million for the three months ended March 31, 2004, an increase of $6.2 million over the same period in 2003. The increase is primarily the result of higher Enbridge System earnings, partially offset by lower Frontier Pipeline earnings.

The Enbridge System includes incremental earnings from the Terrace Phase III expansion placed into service on April 1, 2003.

The Athabasca System results reflect an earnings contribution from the recently completed Hardisty storage caverns. However, this contribution is more than offset by higher tax expense due to the utilization of loss carryforwards in the prior year.

The Saskatchewan System is included in the results of Enbridge Income Fund (EIF), a component of the Sponsored Investments segment, effective June 30, 2003.

Feeder Pipelines and Other have been negatively affected by higher costs than provided for in 2003, associated with the final settlement of Federal Energy Regulatory Commission reparations on the Frontier Pipeline, as well as higher Liquids Pipelines business development costs.

Gas Pipelines
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
Alliance Pipeline (US)	9.0	7.9
Alliance Pipeline (Canada)	—	7.2
Vector Pipeline	4.0	2.0

	13.0	17.1

Earnings are $13.0 million for the first quarter of 2004, compared with $17.1 million for the same period of 2003. The first quarter of 2004 reflects higher earnings from Alliance Pipeline (US) and from Vector Pipeline, which is more than offset by the inclusion of Alliance Pipeline (Canada) in the results of EIF in the Sponsored Investments segment, effective June 30, 2003.

Alliance Pipeline (US) earnings are higher due to the additional ownership interests of 1.1% acquired in March 2003, 10.7% acquired in April 2003, and 1.1% acquired in October 2003, partially offset by the impact of the stronger Canadian dollar in 2004.

The increased Vector Pipeline earnings reflect increased transportation volumes as new interconnect facilities and customer storage developments have increased demand for service on the pipeline. This is further enhanced by an additional ownership interest of 15.0% acquired in the fourth quarter of 2003.

Sponsored Investments
Earnings

	Three months ended
	March 31,
(millions of Canadian dollars)	2004	2003
Enbridge Energy Partners (EEP)	7.0	7.8
Enbridge Income Fund (EIF)	7.5	—
Dilution Gain	0.9	—

	15.4	7.8

Earnings are $15.4 million for the three months ended March 31, 2004, an increase of $7.6 million over the same period in 2003. Higher earnings in 2004 are primarily attributable to the commencement of EIF operations on June 30, 2003.

EEP’s earnings contribution is lower as a result of the stronger Canadian dollar and the decrease in Enbridge’s ownership interest due to the unit issuances completed by EEP during 2003 in which Enbridge did not participate. EEP’s earnings during the quarter were comparable to the prior year. However, they include incremental earnings from the acquisition of the North Texas assets, for US$250.0 million, which closed on December 31, 2003, and the Mid-Continent assets, of US$117.0 million, which closed on March 1, 2004; offset by a lower contribution from EEP’s marketing business.

In connection with EEP’s December 2003 unit offering, the underwriters exercised their over-allotment option to purchase additional units in January 2004, resulting in a dilution gain.

Gas Distribution and Services
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
Enbridge Gas Distribution	11.5	10.7
CustomerWorks/ECS	4.9	5.1
Noverco	13.6	10.2
Other Gas Distribution Operations	2.0	2.2
Enbridge Gas New Brunswick	1.1	1.2
Gas Services	(0.4)	(0.3)
Aux Sable	1.3	(1.8)
Other	5.5	4.5

	39.5	31.8

Earnings are $39.5 million for the first quarter of 2004, an increase of $7.7 million over the same period in 2003. The increase is attributable to the positive contribution from Aux Sable and higher Noverco earnings.

While the results of EGD are not significantly different than the same period in 2003, there are numerous offsetting factors. The colder than normal weather in 2004 increased earnings by $7.3 million, whereas in 2003, the colder weather increased earnings by $14.3 million.

Other factors affecting EGD’s earnings include a $4.6 million outsourcing disallowance in 2004 whereas the prior year included a $7.1 million gas costs disallowance related to a long-term transportation contract. As well, the increase in the Ontario tax rate and the corresponding revaluation of future income taxes resulted in a charge to earnings of $47.6 million for EGD in 2004.

Unbilled revenue is the difference between amounts charged to customers based on estimated gas consumption and the actual volumes delivered in the reporting period. EGD has refined its process and now estimates unbilled revenue on a quarterly basis using a current estimate of actual volumes delivered. In the past, the unbilled revenue accrual was based on amounts approved by the OEB for year-end. The impact is a timing difference of reported earnings among quarters. The adjustment for unbilled revenue in the quarter increased earnings by $35.0 million and had EGD experienced normal weather during the unbilled period, it would have resulted in additional earnings of $5.2 million. If EGD had employed the new estimation procedures for the prior year first quarter, first quarter 2003 earnings would have increased by $33.0 million and had weather been normal, earnings would have included an additional $0.6 million.

EGD’s earnings were also positively impacted as a result of 2004 reflecting final rates, whereas in 2003, final rates were not approved until the third quarter.

Aux Sable’s operating results also improved in the first quarter of 2004 as a result of positive fractionation margins and the benefits of a comprehensive risk management strategy. Enbridge’s ownership interest in Aux Sable was also higher in 2004, as an additional 11.8% was acquired in April 2003 resulting in the current ownership of 42.7%. As the acquisition of the additional interest was at a discount to the book value, depreciation expense is lower on the additional interest.

The Noverco earnings include a $1.1 million dilution gain in 2004, resulting from a Gaz Metro Limited Partnership unit issuance that Noverco did not participate in. The Alberta tax rate reduction also increased earnings by $1.6 million.

International
Earnings

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
OCENSA/CITCol	7.8	8.4
CLH	9.8	8.4
Other	(1.4)	(1.2)

	16.2	15.6

First quarter 2004 earnings of $16.2 million are comparable to earnings of $15.6 million for the same period last year. The slight increase is attributable to operating results from CLH, which reflects increased volumes due to greater demand for refined products throughout Spain, lower operating costs and the impact of the stronger Euro.

Corporate
Loss

	Three months ended
(millions of Canadian dollars)	March 31,
	2004	2003
Corporate	(24.3)	(14.9)

Corporate costs total $24.3 million for the first quarter of 2004, compared with $14.9 million for the same period in 2003. The 2004 costs include an expense for stock-based compensation, whereas the prior year included interest income on a loan to EEP.

Liquidity and Capital Resources

The Company expects to generate sufficient cash from operations to fund budgeted investing activity and common share dividends throughout the remainder of 2004. Additional liquidity, if necessary, is available under committed credit facilities or through access to the capital markets.

Cash from operations for the three months ended March 31, 2004, was $199.1 million and reflects an increase of $167.5 million from the same period in 2003. While earnings before preferred dividends and distributions only increased $8.6 million, the 2004 results include a larger non-cash expense related to future income tax expense, partially offset by higher non-cash equity earnings. The remaining increase in cash from operating activities is due to the change in operating assets and liabilities primarily associated with EGD. Lower outflows resulted from lower operating asset and liability funding requirements due to the impact of warmer weather in the current quarter.

Investing activities during the three months ended March 31, 2004 of $96.4 million were comparable to the same period in 2003. Capital expenditures to support the growth in the customer base at Enbridge Gas Distribution is the primary component of additions to property, plant and equipment.

Financing activities during the three months ended March 31, 2004 resulted in a $98.2 million use of cash which was primarily due to the payment of dividends. Also during the first quarter, financing activity included a reduction of short-term borrowings financed through the issue of long-term debt. During the three months ended March 31, 2003, financing activities resulted in a source of cash of $81.5 million. The prior year included a net issue of debt, which is the primary reason for the variance in financing activity.

On May 5, 2004, the Enbridge Board of Directors declared quarterly dividends of $0.4575 per common share and $0.34375 per Series A Preferred Share. Both dividends are payable on June 1, 2004 to shareholders of record on May 17, 2004.

Outstanding Share Data

Number of Shares
Common Shares – issued and outstanding	172,503,261
(voting equity shares)
Preference Shares, Series A	5,000,000
(non-voting equity shares)
Total issued and outstanding stock options	6,612,842
(3,450,067 vested)

Outstanding share data information is provided as at April 26, 2004.

The Company has a Shareholder Rights plan designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or announces its intention to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Board of Directors of the Company. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time.

Additional information relating to Enbridge is available on www.sedar.com.

When used in this report, the words “anticipate”, “expect”, “project”, “believe”, “estimate”, “forecast” and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

ENBRIDGE INC.
HIGHLIGHTS1

	Three months ended
(unaudited; millions of Canadian dollars,	March 31,
except per share amounts)	2004	2003
FINANCIAL
Earnings Applicable to Common Shareholders
Liquids Pipelines	52.6	46.4
Gas Pipelines	13.0	17.1
Sponsored Investments	15.4	7.8
Gas Distribution and Services	39.5	31.8
International	16.2	15.6
Corporate	(24.3)	(14.9)

	112.4	103.8

Cash Provided By Operating Activities
Earnings plus charges/(credits) not affecting cash	246.7	210.7
Changes in operating assets and liabilities	(47.6)	(179.1)

	199.1	31.6

Common Share Dividends	78.7	70.7

Earnings per Common Share	0.67	0.63

Dividends per Common Share	0.4575	0.4150

Weighted Average Common Shares Outstanding (millions)	166.8	164.6

OPERATING
Liquids Pipelines[2]
Deliveries (thousands of barrels per day)[3]	2,102	2,160
Barrel miles (billions)	185	174
Average haul (miles)	967	893
Gas Distribution and Services[4]
Volumes (billion cubic feet)	130	117
Number of active customers (thousands)	1,706	1,652
Degree day deficiency[5]
Actual	1,023	1,076
Forecast based on normal weather	937	920

1.	Highlights of Gas Distribution and Services reflect the results of Enbridge Gas Distribution and other gas distribution operations on a one quarter lag basis for the three months ended December 31, 2003 and 2002.

2.	Liquids Pipelines operating highlights include the statistics of the 12.2% owned Lakehead System and other wholly-owned liquid pipeline operations.

3.	The 2003 deliveries include volumes of 197.7 on the Saskatchewan System, these volumes are not included in 2004 as the Saskatchewan System was sold to Enbridge Income Fund on June 30, 2003.

4.	Gas Distribution and Services volumes and the number of active customers are derived from the aggregate system supply and direct purchase gas supply arrangements.

5.	Degree-day deficiency is a measure of coldness. It is calculated by accumulating for each day in the period the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Toronto area.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended
	March 31,

(unaudited; millions of Canadian dollars;
except per share amounts)	2004	2003
Revenues
Gas sales	969.8	686.6
Transportation	409.0	311.6
Energy services	74.4	47.6

	1,453.2	1,045.8

Expenses
Gas costs	854.9	607.1
Operating and administrative	202.3	183.5
Depreciation	110.5	98.0

	1,167.7	888.6

Operating Income	285.5	157.2
Investment and Other Income	76.2	59.6
Interest Expense	(113.7)	(101.1)

	248.0	115.7
Income Taxes	(126.9)	(3.2)

Earnings	121.1	112.5
Preferred Security Distributions	(7.0)	(7.0)
Preferred Share Dividends	(1.7)	(1.7)

Earnings Applicable to Common Shareholders	112.4	103.8

Earnings Per Common Share	0.67	0.63

Diluted Earnings Per Common Share	0.67	0.63

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2004	2003
Retained Earnings at Beginning of Period	1,511.4	1,128.1
Earnings Applicable to Common Shareholders	112.4	103.8
Common Share Dividends	(78.7)	(70.7)

Retained Earnings at End of Period	1,545.1	1,161.2

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31,
(unaudited; millions of Canadian dollars)	2004	2003
Cash Provided By Operating Activities
Earnings	121.1	112.5
Charges/(credits) not affecting cash
Depreciation	110.5	98.0
Equity earnings in excess of cash distributions	(31.7)	(7.1)
Gain on reduction of ownership interest	(2.5)	—
Future income taxes	49.0	8.0
Other	0.3	(0.7)
Changes in operating assets and liabilities	(47.6)	(179.1)

	199.1	31.6

Investing Activities
Acquisitions	(3.7)	—
Long-term investments	(16.2)	(23.9)
Additions to property, plant and equipment	(71.3)	(85.4)
Changes in construction payable	(5.2)	(2.6)
Other	—	0.5

	(96.4)	(111.4)

Financing Activities
Net change in short-term borrowings and short-term debt	(165.5)	132.0
Long-term debt issues	300.0	150.0
Long-term debt repayments	(150.0)	(125.0)
Non-recourse long-term debt repaid by joint ventures	(14.2)	—
Non-controlling interests	(0.6)	(0.2)
Common shares issued	19.5	4.1
Preferred security distributions	(7.0)	(7.0)
Preferred share dividends	(1.7)	(1.7)
Common share dividends	(78.7)	(70.7)

	(98.2)	81.5

Increase in Cash	4.5	1.7
Cash at Beginning of Period	104.1	40.7

Cash at End of Period	108.6	42.4

See accompanying notes to the unaudited consolidated financial statements.

ENBRIDGE INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
(millions of Canadian dollars)	2004	2003
	(unaudited)
Assets
Current Assets
Cash	108.6	104.1
Accounts receivable and other	1,449.5	1,138.8
Gas in storage	653.0	809.8

	2,211.1	2,052.7
Property, Plant and Equipment, net	8,522.0	8,530.9
Long-Term Investments	2,446.4	2,390.9
Receivable from Affiliate	176.3	169.8
Deferred Amounts	514.6	486.5
Future Income Taxes	126.1	192.5

	13,996.5	13,823.3

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term borrowings	502.1	649.6
Accounts payable and other	1,084.6	894.1
Interest payable	76.5	97.0
Current maturities and short-term debt	816.4	674.9
Current portion of non-recourse long-term debt	28.0	34.2

	2,507.6	2,349.8
Long-Term Debt	5,200.3	5,243.1
Non-Recourse Long-Term Debt	755.4	752.4
Future Income Taxes	814.1	829.0
Non-Controlling Interests	532.1	523.0

	9,809.5	9,697.3
Shareholders’ Equity
Share capital
Preferred securities	532.1	532.4
Preferred shares	125.0	125.0
Common shares	2,256.8	2,238.0
Contributed surplus (Note 2)	2.6	1.9
Retained earnings	1,545.1	1,511.4
Foreign currency translation adjustment	(138.9)	(147.0)
Reciprocal shareholding	(135.7)	(135.7)

	4,187.0	4,126.0

	13,996.5	13,823.3

See accompanying notes to the unaudited consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and notes thereto included in Enbridge Inc.’s 2003 Annual Report. These interim financial statements follow the same significant accounting policies and methods of application as those included in the 2003 Annual Report except for new accounting standards requiring adoption on January 1, 2004. On January 1, 2004, the company adopted the new accounting standards: Section 3110, Asset Retirement Obligations; Section 1100, Generally Accepted Accounting Principles; and Accounting Guideline 13, Hedging Relationships. The adoption of these items did not have a material impact on the financial statements.

Earnings for interim periods may not be indicative of results for the fiscal year due to weather and other factors. Certain reclassifications have been made to the prior period financial statements to conform to the current year’s presentation.

1. SEGMENTED INFORMATION

Three months ended March 31, 2004

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	204.9	67.5	—	1,173.4	7.4	—	1,453.2
Gas costs	—	—	—	(854.9)	—	—	(854.9)
Operating and administrative	(68.1)	(12.8)	—	(107.9)	(9.0)	(4.5)	(202.3)
Depreciation	(35.9)	(16.8)	—	(56.7)	(0.4)	(0.7)	(110.5)

Operating income/(loss)	100.9	37.9	—	153.9	(2.0)	(5.2)	285.5
Investment and other income	1.0	0.2	25.6	21.8	19.3	8.3	76.2
Interest and preferred equity charges	(25.0)	(16.8)	—	(43.0)	—	(37.6)	(122.4)
Income taxes	(24.3)	(8.3)	(10.2)	(93.2)	(1.1)	10.2	(126.9)

Earnings/(loss) applicable to common shareholders	52.6	13.0	15.4	39.5	16.2	(24.3)	112.4

Three months ended March 31 , 2003

				Gas
	Liquids	Gas	Sponsored	Distribution
(millions of Canadian dollars)	Pipelines	Pipelines	Investments	and Services	International	Corporate	Consolidated
Revenues	194.9	—	—	847.1	3.8	—	1,045.8
Gas costs	—	—	—	(607.1)	—	—	(607.1)
Operating and administrative	(70.4)	—	—	(101.3)	(4.2)	(7.6)	(183.5)
Depreciation	(37.6)	—	—	(59.0)	(0.6)	(0.8)	(98.0)

Operating income/(loss)	86.9	—	—	79.7	(1.0)	(8.4)	157.2
Investment and other income/(expense)	1.0	24.1	15.1	14.3	16.4	(11.3)	59.6
Interest and preferred equity charges	(25.7)	—	—	(41.7)	(0.4)	(42.0)	(109.8)
Income taxes	(15.8)	(7.0)	(7.3)	(20.5)	0.6	46.8	(3.2)

Earnings/(loss) applicable to common shareholders	46.4	17.1	7.8	31.8	15.6	(14.9)	103.8

2. STOCK-BASED COMPENSATION

Effective January 1, 2003, the Company elected to prospectively apply the fair value method of accounting for awards granted under its fixed stock option and performance stock option plans subsequent to January 1, 2003. During the three months ended March 31, 2004, 0.9 million (2003 -1.0 million) fixed stock options were issued at a weighted average exercise price of $51.44 (2003 -$41.65). The weighted average grant-date fair value of the fixed stock options granted during the three months ended March 31, 2004 was $7.70 (2003 — $8.80) for each option granted. Outstanding stock options expire over a period no later than February 4, 2014. The amount expensed for stock options, with a corresponding increase in contributed surplus for the three months ended March 31, 2004 was $0.8 million (2003 — nil).

Previously, the intrinsic value method was used. The following table provides pro forma measures of net earnings and earnings per share had compensation expense been recognized for awards granted prior to 2003 based on the estimated fair value of the option on the grant date in accordance with the fair value method of accounting for stock-based compensation.

	Three months ended March 31,
(millions of Canadian dollars, except per share amounts)	2004	2003
Earnings applicable to common shareholders As reported	112.4	103.8
Total stock-based compensation expense[1]	(1.8)	(1.0)
Included as an expense in the statement of earnings[2]	0.8	—

Pro forma earnings	111.4	102.8

Earnings per share
As reported	0.67	0.63

Pro forma	0.67	0.62

1.	Total stock-based compensation expense if the fair value method to expense stock options had been applied since January 1, 2002.

2.	Stock-based compensation recognized as an expense in the statement of earnings for options granted in 2004 and 2003 as a result of the adoption of the fair value based method January 1, 2003.

3.	The Black-Scholes model was used to calculate the fair value of the fixed stock options. Significant assumptions include a risk-free interest rate of 4.8% (2003 - 5.2%), expected volatility of 15% (2003 - 22%), an expected life of 8 years (2003 - 8 years) and an expected dividend yield of 3.54% (2003 - 3.95%).

3. JOINT VENTURE

Alliance Pipeline (U.S.), Aux Sable and Alliance Canada Marketing have been jointly controlled since April 1, 2003. Vector Pipeline (Canada) and Vector Pipeline (U.S.) have been jointly controlled since October 1, 2003. The Company’s proportionate share of earnings, cash flows and financial position related to these entities is summarized below.

For the three months ended
(millions of dollars)	March 31, 2004
Earnings
Revenues	110.8
Gas sales	(29.7)
Operating and administrative	(22.6)
Depreciation	(15.9)
Interest expense	(17.1)
Investment and other income	(1.8)
Income taxes	(0.4)

Proportionate share of net earnings	23.3

Cash Flows
Cash provided by operations	62.9
Cash provided by investing activities	(0.7)
Cash used in financing activities	(44.0)

Proportionate share of increase in cash	18.2

March 31, 2004
Financial Position
Current assets	134.2
Property, plant and equipment, net	1,573.2
Other long-term assets	183.1
Current liabilities	(142.7)
Long-term debt	(740.0)
Other long-term liabilities	(17.3)

Proportionate share of net assets	990.5

Included in the Company’s proportionate share of cash from joint ventures is $20.8 million held in trust, pursuant to finance agreements of the joint venture. Under these finance agreements, funds received from shippers, in settlement of transportation rates, as well as interest earned on trust account balances, are segregated in trust accounts and first applied to meet debt service and operating requirements. Amounts in excess of these requirements are transferred to a non-trust account for partnership distributions on a quarterly basis.

4. CONTINGENCIES

Class Action Lawsuit

On April 22, 2004, the Supreme Court of Canada released its decision in a case commenced against Enbridge Gas Distribution (EGD) by a customer with respect to late payment penalties. The Supreme Court of Canada determined that EGD will be required to repay a portion of amounts paid to it as late payment penalties from April 1994. The total amount of late payment penalties billed, between April 1994 and February 2002 (when EGD’s late payment penalty was revised), was approximately $74 million of which a portion may be eligible for repayment. The amount payable is not determinable at this time. The Supreme Court has directed that a lower court determine the amount payable.

Late payment penalty revenues are included in EGD’s estimate of revenues for the year and therefore reduced rates charged to customers. Revenues from late payment penalties accrue to the benefit of all customers, thereby reducing the cost of providing distribution services. These estimates and resulting rates were approved by the Ontario Energy Board (OEB) each year. EGD intends to apply to the OEB in 2005 for recovery of any amounts that result from this action.

Bloor Street Incident

EGD has been charged under both the Ontario Technical Standards and Safety Act (the “TSSA”) and the Ontario Occupational Health and Safety Act (the “OHSA”) in connection with an explosion that occurred on Bloor Street West in Toronto on April 24, 2003. The Company was charged with two counts under the TSSA on November 25, 2003 and four counts under the OHSA on April 23, 2004. Each count under the TSSA charges carries a maximum fine upon conviction of $1,000,000, plus a 25% provincial offences surcharge. Each count under the OHSA charges carries a maximum fine upon conviction of $500,000, plus a 25% provincial offences surcharge. The Company has also been named as a defendant in a number of civil actions related to the explosion. A Coroner’s Inquest in connection with the explosion is also possible. None of the charges have been dealt with by the courts and thus it is not possible at this time to predict or comment upon the potential outcome. The Company does not expect the civil actions to result in any material negative financial impact.